Exhibit 99.2

GRAVITY CO., LTD.

Separate Financial Statements

For the Years Ended December 31, 2020 and 2019

(With Independent Auditors’ Report Thereon)

Contents

Page

Independent Auditors’ Report1

Separate Statements of Financial Position3

Separate Statements of Comprehensive Income6

Separate Statements of Changes in Equity7

Separate Statements of Cash Flows8

Notes to the Separate Financial Statements9

Independent Auditors’ Review Report on Internal Accounting Control System58

Report on the Operation of Internal Accounting Control System60

Independent Auditors’ Report

Based on a report originally issued in Korean

To the Shareholders and Board of Directors of

Gravity Co., Ltd.:

Opinion

We have audited the accompanying separate financial statements of Gravity Co., Ltd (“the Company”), which comprise the separate statements of financial position as of December 31, 2020 and 2019, the separate statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes to the separate financial statements comprising significant accounting policies and other explanatory information.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of the Company as of December 31, 2020 and 2019, and its separate financial performance and its separate cash flows for the years then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing (KSAs). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Separate Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the separate financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Matter

The procedures and practices utilized in the Republic of Korea to audit such separate financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Separate Financial Statements

Management is responsible for the preparation and fair presentation of the separate financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the separate financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Separate Financial Statements

Our objectives are to obtain reasonable assurance about whether the separate financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these separate financial statements.

As part of an audit in accordance with KSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the separate financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Seoul, Korea

March 23, 2021

This report is effective as of March 23, 2021, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

GRAVITY CO., LTD.

Separate Statements of Financial Position

As of December 31, 2020 and 2019

(In thousands of won)	Notes		December 31, 2020	December 31, 2019

Assets
Current assets
Cash and cash equivalents	5,6,22	~~W~~	45,956,245	40,088,250
Short-term financial instruments	6,22		71,000,000	39,500,000
Accounts receivables, net	6,7,14,22		44,353,327	17,977,026
Other receivables, net	6,7		478,428	1,162,439
Prepaid expenses	14		1,293,345	779,693
Other current financial assets	6,22		841,092	334,415
Other current assets	22		680,086	1,039,820
			164,602,523	100,881,643
Non-current assets
Investments in subsidiaries	8		14,958,641	12,393,218
Property and equipment, net	9,21		3,176,858	2,855,143
Intangible assets, net	10		2,663,857	2,025,543
Deferred tax assets	19		4,718,718	5,840,022
Other non-current financial assets	6,22		1,128,475	1,702,234
Other non-current assets			1,891,247	1,871,208
			28,537,796	26,687,368
Total assets		~~W~~	193,140,319	127,569,011

See accompanying notes to the separate financial statements.

GRAVITY CO., LTD.

Separate Statements of Financial Position, Continued

As of December 31, 2020 and 2019

(In thousands of won)	Notes		December 31, 2020	December 31, 2019

Liabilities
Current liabilities
Accounts payable	6	~~W~~	34,810,387	16,040,563
Deferred revenue	14		4,680,655	4,199,370
Withholdings			2,096,706	865,570
Accrued expenses	6		610,004	566,094
Income tax payable	19		4,998,566	1,210,020
Other current liabilities	6,21		1,628,058	1,034,647
			48,824,376	23,916,264
Non-current liabilities
Long-term accounts payable	6,22		1,402,466	129,150
Long-term deferred revenue	14		133,936	98,226
Other non-current liabilities	6,21		1,834,352	1,924,050
			3,370,754	2,151,426
Total liabilities		~~W~~	52,195,130	26,067,690

See accompanying notes to the separate financial statements.

GRAVITY CO., LTD.

Separate Statements of Financial Position, Continued

As of December 31, 2020 and 2019

(In thousands of won)	Notes		December 31, 2020	December 31, 2019

Equity
Share capital	13	~~W~~	3,474,450	3,474,450
Share premium	13		27,482,683	27,482,683
Other components of equity	13		929	(26,017)
Retained earnings	13		109,987,127	70,570,205
Total equity			140,945,189	101,501,321
Total liabilities and equity		~~W~~	193,140,319	127,569,011

See accompanying notes to the separate financial statements.

GRAVITY CO., LTD.

Separate Statements of Comprehensive Income

For the years ended December 31, 2020 and 2019

(In thousands of won)	Notes		2020		2019

Revenue	14,23
Online games		~~W~~	37,917,065	~~W~~	25,374,718
Mobile games			190,926,376		107,529,902
Other revenue			152,628		247,193
			228,996,069		133,151,813
Cost of revenue	15		119,227,125		65,242,309
Gross profit			109,768,944		67,909,504
Selling, general and administrative expenses	15,16		53,093,896		33,362,951
Operating profit			56,675,048		34,546,553
Non-operating income and expenses
Finance income	6,17		994,755		1,525,335
Finance costs	6,17		(120,931)		(292,233)
Other non-operating income	6,18		4,762,128		4,994,020
Other non-operating expenses	6,18		(7,260,524)		(5,469,545)
Profit before income tax			55,050,476		35,304,130
Income tax expense	19		15,633,554		11,835,847
Profit for the year		~~W~~	39,416,922	~~W~~	23,468,283
Other comprehensive income
Items that may be subsequently reclassified to profit or loss
Foreign currency translation adjustments			26,946		244,919
Total comprehensive income for the year		~~W~~	39,443,868	~~W~~	23,713,202

See accompanying notes to the separate financial statements.

GRAVITY CO., LTD.

Separate Statements of Changes in Equity

For the years ended December 31, 2020 and 2019

(In thousands of won)	Notes		Share capital	Share Premium	Other components of equity	Retained earnings	Total

Balance at January 1, 2019		~~W~~	3,474,450	27,482,683	(270,936)	47,101,922	77,788,119
Total comprehensive income for the period:
Profit for the year			-	-	-	23,468,283	23,468,283
Foreign currency translation adjustments	13		-	-	244,919	-	244,919
Balance at December 31, 2019		~~W~~	3,474,450	27,482,683	(26,017)	70,570,205	101,501,321

Balance at January 1, 2020		~~W~~	3,474,450	27,482,683	(26,017)	70,570,205	101,501,321
Total comprehensive income for the period:
Profit for the year			-	-	-	39,416,922	39,416,922
Foreign currency translation adjustments	13		-	-	26,946	-	26,946
Balance at December 31, 2020		~~W~~	3,474,450	27,482,683	929	109,987,127	140,945,189

See accompanying notes to the separate financial statements.

GRAVITY CO., LTD.

Separate Statements of Cash Flow

For the years ended December 31, 2020 and 2019

(In thousands of won)	Notes		2020		2019

Cash flows from operating activities
Profit for the year		~~W~~	39,416,922	~~W~~	23,468,283
Adjustments	20		19,381,149		14,952,150
Changes in operating assets and liabilities	20		(8,008,589)		1,133,672
Interest received			998,281		1,043,667
Dividend received			2,382,800		2,557,694
Interest paid			(120,865)		(173,763)
Income tax paid			(10,051,517)		(10,435,781)
Net cash provided by operating activities			43,998,181		32,545,922

Cash flows from investing activities
Decrease in other non-current financial assets			6,391		-
Disposal of property and equipment	9		1,238		3,216
Acquisition of subsidiaries	8		(3,853,178)		(6,777,526)
Increase in short-term financial instruments			(31,500,000)		(30,000,000)
Increase in other non-current financial assets			(100)		(69,487)
Purchase of property and equipment	9		(158,284)		(153,753)
Purchase of intangible assets	10		(1,129,588)		(839,132)
Net cash used in investing activities			(36,633,521)		(37,836,682)

Cash flows from financing activities
Repayment of lease liabilities	21		(1,515,930)		(1,364,537)
Net cash used in financing activities			(1,515,930)		(1,364,537)

Effects of exchange rate changes on cash and cash equivalents			19,265		144,673
Net increase (decrease) in cash and cash equivalents			5,867,995		(6,510,624)
Cash and cash equivalents at beginning of the year			40,088,250		46,598,874
Cash and cash equivalents at end of the year		~~W~~	45,956,245	~~W~~	40,088,250

See accompanying notes to the separate financial statements.

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

1. General Information

GRAVITY CO., LTD. (the “Company”) was incorporated on April 4, 2000, to engage in developing and publishing online and mobile games, and other related business. The Company’s headquarter is located at 15F, 396 World Cup buk‑ro, Mapo‑gu, Seoul, Korea. On November 17, 2016, the Company has established a Gravity Taiwan Branch in Taipei City, Taiwan. The Company’s principal game product, “Ragnarok”, a massive multi-player online role-playing game, was commercially launched in August 2002, and is currently operated internationally in 93 markets. The Company also operates many other games.

On February 8, 2005, the Company listed its shares on the Nasdaq Stock Market in the United States and issued 1,400,000 shares of common stocks in the form of American Depositary shares (“ADSs”) under the symbol “GRVY”.

The Company started with total paid-in capital amount of ~~W~~500,000 thousand, and as of December 31, 2020, the total paid-in capital amounts to ~~W~~3,474,450 thousand. The Company’s major shareholders and their respective percentage of ownership as of December 31, 2020 are as follows:

	Number of shares	Ownership (%)
GungHo Online Entertainment, Inc.	4,121,737	59.31
Others	2,827,163	40.69
	6,948,900	100.00

2. Basis of Presentation

These separate financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Stock Companies, Etc. in the Republic of Korea.

These separate financial statements were authorized for issuance by the Board of Directors on March 9, 2021, which will be submitted for approval at the shareholders’ meeting to be held on March 31, 2021.

(1) Basis of measurement

The separate financial statements have been prepared on the historical cost basis.

(2) Use of judgments and estimates

The preparation of the separate financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are as follows:

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

2. Basis of Presentation, Continued

(2) Use of judgments and estimates, Continued

(a) Deferred revenue

As discussed in Note 4 (13), the Company sells virtual currency and items that can be used in online and mobile games to game users. For each game in each country, the Company estimates and applies the game user's life cycle in order to recognize revenue generated by micro-transactions. The game user's life cycle is estimated based on the average period from the game user's first payment date to the last access date for active paying game users. The Company considers a game user as an active user if the period between the time of the user’s most recent access of the game and the end of reporting period equals or is shorter than the estimated game users’ life cycle. For remaining amounts of virtual currency and items that active users own at period-end, the related revenue is deferred considering whether the virtual currency is refundable and items’ attributes. The Company estimates the user’s life cycle by analyzing game users’ activity patterns such as payment and access and it periodically reviews if there is any change of these estimates.

(b) Deferred tax assets

When the Company assesses the realizability of the deferred tax assets, the Company considers its performance, general economic environment, projected future taxable income, and periods available to utilize tax loss carryforwards and tax credit carryforwards. The Company periodically monitors the estimates used in assessing the realizability of the deferred tax assets. The amount of deferred tax assets may be changed if estimated future taxable income during the carryforward periods changes.

3. Changes in Accounting Policies

The Company has applied the following standards and amendments for the first time for the annual reporting period commencing January 1, 2020.

(1) Amendments to K-IFRS No. 1001 Presentation of Financial Statements and K-IFRS No. 1008 Accounting policies and errors

The amendments clarify the definition of material. Information is material if omitting, misstating or obscuring it could reasonably be expected to influence the decisions that the primary users of general-purpose financial statements make on the basis of those financial statements. The amendments do not have a significant impact on the separate financial statements.

(2) Amendments to K-IFRS No. 1103 Business Combination

The amended definition of a business requires an acquisition to include an input and a substantive process that together significantly contribute to the ability to create outputs and the definition of output excludes the returns in the form of lower costs and other economic benefits. If substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, an entity may elect to apply an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The amendments do not have a significant impact on the separate financial statements.

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

3. Changes in Accounting Policies, Continued

(3) Amendment to K-IFRS No. 1109 Financial Instruments, K-IFRS No. 1107 Financial Instruments: Recognition and K-IFRS No. 1039 Financial Instruments: Disclosure

The amendments allow to apply the exceptions in relation the application of hedge accounting while uncertainties arising from interest rate benchmark reform exist. The exceptions require the Company assumes that the interest rate benchmark on which the hedged items and the hedging instruments are based on is not altered as a result of interest rate benchmark reform, when determining whether the expected cash flows are highly probable, whether an economic relationship between the hedged item and the hedging instrument exists, and when assessing the hedging relationship is highly effective. The amendments do not have a significant impact on the separate financial statements.

(4) Amendments to the Conceptual framework for financial reporting

The concept of measurement, presentation and disclosure, and derecognition was introduced for financial reporting, and the definition and recognition criteria for assets and liabilities were amended. In addition, the uncertainty in the measurement of prudence, stewardship, measurement, uncertainty and substance over form were clarified.

4. Significant Accounting Policies

The principal accounting policies applied in the preparation of these separate financial statements in accordance with the K-IFRS are set out below. These policies have been consistently applied to all years presented, except if mentioned otherwise in Note 3.

(1) Investment in subsidiaries, joint ventures, and associates

These separate financial statements are prepared and presented in accordance with K-IFRS No. 1027, Separate Financial Statements. The Company applies the cost method to investments in subsidiaries, associates, and joint ventures in accordance with K-IFRS No. 1027. Dividends from subsidiaries, associates, and joint ventures are recognized in profit or loss when the right to receive the dividends is established.

(2) Cash and Cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with financial institutions, and other short-term investments with original maturities of three months or less that are readily convertible to known amounts of cash.

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

4. Significant Accounting Policies, Continued

(3) Financial Assets

(a) Classification

At initial recognition, the Company classifies its financial assets in the following measurement categories:

•	measured at fair value through profit or loss;
•	measured at fair value through other comprehensive income; and
•	measured at amortized cost.

The classification depends on the Company’s business model for managing the financial assets and the contractual terms of the cash flows.

For financial assets measured at fair value, gains and losses will either be recorded in profit or loss or other comprehensive income. For investments in debt instruments, this will depend on the business model in which the investment is held. The Company reclassifies debt investments when, and only when its business model for managing those assets changes.

For investments in equity instruments that are not held for trading, this will depend on whether the Company has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income. Changes in fair value of equity instruments not elected as equity investment at fair value through other comprehensive income will be recognized in profit or loss.

(b) Measurement

At initial recognition, the Company measures a financial asset at its fair value plus, for financial asset not at fair value through profit or loss, transaction costs that are directly attributable to its acquisition. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

4. Significant Accounting Policies, Continued

(3) Financial Assets, Continued

(b) Measurement, Continued

(i) Debt instruments

Subsequent measurement of debt instruments depends on the Company’s business model for managing the asset and the cash flow characteristics of the asset. The Company classifies its debt instruments into one of the following three measurement categories:

•

Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. A gain or loss on a debt investment that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in profit or loss when the asset is derecognized or impaired. Interest income from these financial assets is included in ‘finance income’ using the effective interest rate method.

•

Fair value through other comprehensive income: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at fair value through other comprehensive income. Movements in the carrying amount are taken through other comprehensive income, except for the recognition of impairment loss (reversal of impairment loss), interest income and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. Interest income from these financial assets is included in ‘finance income’ using the effective interest rate method. Foreign exchange gains and losses are presented in ‘finance income or costs’ and impairment losses are presented in ‘other non-operating expenses’.

•

Fair value through profit or loss: Assets that do not meet the criteria for amortized cost or fair value through other comprehensive income are measured at fair value through profit or loss. A gain or loss on a debt investment that is subsequently measured at fair value through profit or loss and is not part of a hedging relationship is recognized in profit or loss and presented net in the statement of profit or loss within ‘other non-operating income or expenses’ in the year in which it arises.

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

4. Significant Accounting Policies, Continued

(3) Financial Assets, Continued

(b) Measurement, Continued

(ii) Equity instruments

The Company subsequently measures all equity investments at fair value. Where the Company’s management has elected to present fair value gains and losses on equity investments, which are held for long-term investment or strategic purpose, in other comprehensive income. There is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividend income from such investments continue to be recognized in profit or loss as ‘finance income’ when the right to receive payments is established.

Changes in the fair value of financial assets at fair value through profit or loss are recognized in ‘other non-operating income and expenses’ in the statement of profit or loss as applicable. Impairment loss (reversal of impairment loss) on equity investments measured at fair value through other comprehensive income are not reported separately from other changes in fair value.

(c) Impairment

The Company recognizes loss allowances for expected credit losses(“ECLs”) on:

•	financial assets measured at amortized cost;
•	debt investments measured at fair value through other comprehensive income; and
•	contract assets under K-IFRS No. 1115.

The Company measures loss allowances at an amount equal to lifetime ECLs, except for the following, which are measured at 12-month ECLs:

•	debt securities that are determined to have low credit risk at the reporting date; and
•

other debt securities and bank balances for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

Loss allowances for accounts and other receivables (including lease receivables) and contract assets are always measured at an amount equal to lifetime ECLs.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Company considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Company’s historical experience and informed credit assessment, that includes forward-looking information.

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

4. Significant Accounting Policies, Continued

(3) Financial Assets, Continued

(c) Impairment, Continued

The Company considers a financial asset to be in default when:

•	the debtor is unlikely to pay its obligations to the Company in full, without recourse by the Company to actions such as realizing security (if any is held); or
•	the financial asset is more than 90 days past due.

Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument.

12-month ECLs are the portion of ECLs that result from default events that are possible within the 12 months after the reporting date (or a shorter period if the expected life of the instrument is less than 12 months).

The maximum period considered when estimating ECLs is the maximum contractual period over which the Company is exposed to credit risk.

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Company expects to receive). ECLs are discounted at the effective interest rate of the financial asset.

At each reporting date, the Company assesses whether financial assets carried at amortized cost and debt securities at fair value through other comprehensive income are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. For debt securities at fair value through other comprehensive income, the loss allowance is charged to profit or loss and is recognized in other comprehensive income.

(d) Recognition and Derecognition

Regular way purchases and sales of financial assets are recognized or derecognized on trade-date, the date on which the Company commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Company has transferred substantially all the risks and rewards of ownership.

If a transfer does not result in derecognition because the Company has retained substantially all the risks and rewards of ownership of the transferred asset, the Company continues to recognize the transferred asset in its entirety and recognizes a financial liability for the consideration received.

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

4. Significant Accounting Policies, Continued

(3) Financial Assets, Continued

(e) Offsetting of financial instruments

Financial assets and liabilities are offset and the net amount reported in the separate statements of financial position where there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the assets and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Company or the counterparty.

(4) Property and Equipment

Property and equipment are initially measured at cost. The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management, and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Property and equipment, subsequently, are carried at cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of property and equipment at cost or, if appropriate, as a separate item if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be reliably measured.

Depreciation of all property and equipment, except for land, is calculated using the straight-line method to allocate their cost or revalued amounts, net of their residual values, over their estimated useful lives as follows:

Estimated Useful Lives
Computer and other equipment	4 years
Furniture and fixture	4 years
Vehicles	4 years
Leasehold improvements	4 years
Right-of-use assets	(*)

(*) The Company depreciates the right-of-use asset from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term using the straight-line method.

Depreciation methods, useful lives, and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

4. Significant Accounting Policies, Continued

(5) Intangible Assets

Intangible assets, except for goodwill, are initially recognized at its historical cost, and carried at cost less accumulated amortization and accumulated impairment losses.

The Company amortizes intangible assets with a limited useful life using the straight-line method over the following periods:

Estimated Useful Lives
Software	1~3 years
Patents	10 years
Other intangible assets	3 years

Expenditure on research activities is recognized in profit or loss as incurred. Development expenditure is capitalized only if the expenditure can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditure is recognized in profit or loss as incurred.

The Company entered into a game licensing agreement with a number of third parties to gain exclusive rights to the games developed by those companies. The license fee payments are recognized as other intangible assets and amortized over the term of the contract using the straight-line method.

(6) Impairment of Non-financial Assets

At each reporting date, the Company reviews the carrying amounts of its non-financial assets (other than contract assets, incremental costs of obtaining a contract, costs to fulfil a contract, employee benefit related assets and deferred tax assets) to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amounts to their carrying amounts.

The recoverable amount of an asset or cash generating unit (“CGU”) is the greater of its value in use and its fair value less costs to sell. Value in use is based on the estimated future cash flows, discounted to their present value using an adjusted discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

An impairment loss is recognized in profit or loss if the carrying amount of an asset or CGU exceeds its recoverable amount.

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

4. Significant Accounting Policies, Continued

(7) Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company uses the definition of a lease in K-IFRS No. 1116.

(a) As a lessee

At commencement or on modification of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of its relative stand-alone prices. However, for the leases of datacenter the Company has elected not to separate non-lease components and account for the lease and non-lease components as a single lease component.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Company by the end of the lease term or the cost of the right-of-use asset reflects that the Company will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rates.

The Company determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

4. Significant Accounting Policies, Continued

(7) Leases, Continued

(a) As a lessee, Continued

Lease payments included in the measurement of the lease liability comprise the following:

•	fixed payments, including in-substance fixed payments;
•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
•	amounts expected to be payable under a residual value guarantee;
•

the exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, if the Company changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Company presents right-of-use assets that do not meet the definition of investment property in ‘property and equipment’ and lease liabilities in ‘Other current liabilities’ and ‘Other non-current liabilities’ in the separate statement of financial position.

The Company has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

(b) As a lessor

At inception or on modification of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

When the Company acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease.

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

4. Significant Accounting Policies, Continued

(7) Leases, Continued

(b) As a lessor, Continued

To classify each lease, the Company makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Company considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

When the Company is an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset. If a head lease is a short-term lease to which the Company applies the exemption described above, then it classifies the sub-lease as an operating lease.

If an arrangement contains lease and non-lease components, then the Company applies K-IFRS No.1115 to allocate the consideration in the contract.

The Company applies the derecognition and impairment requirements in K-IFRS No. 1109 to the net investment in the lease. The Company further regularly reviews estimated unguaranteed residual values used in calculating the gross investment in the lease.

The Company recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as part of ‘other revenue’.

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

4. Significant Accounting Policies, Continued

(8) Financial Liabilities

(a) Classification and measurement

The Company’s financial liabilities at fair value through profit or loss are financial instruments held for trading. A financial liability is held for trading if it is incurred principally for the purpose of repurchasing in the near term. A derivative that is not a designated as hedging instruments and an embedded derivative that is separated are also classified as held for trading.

The Company classifies non-derivative financial liabilities, except for financial liabilities at fair value through profit or loss, financial guarantee contracts and financial liabilities that arise when a transfer of financial assets does not qualify for derecognition, as financial liabilities carried at amortized cost and present as ‘accounts payable’, ‘other current liabilities’ and ‘other non-current liabilities’ in the separate statement of financial position.

(b) Derecognition

Financial liabilities are removed from the separate statement of financial position when it is extinguished; for example, when the obligation specified in the contract is discharged or cancelled or expired or when the terms of an existing financial liability are substantially modified. The difference between the carrying amount of a financial liability extinguished or transferred to another party and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

(9) Provisions and Contingent Liabilities

Provisions for legal claims, service warranties and make good obligations are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated.

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

4. Significant Accounting Policies, Continued

(9) Provisions and Contingent Liabilities, Continued

Provisions are measured at the present value of management's best estimate of the expenditure required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability.

In addition, when there is a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity or a present obligation that arises from past events but is not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability, a disclosure regarding the contingent liabilities is made in the notes to the financial statements.

(10) Foreign Currency Translation

(a) Functional and presentation currency

Items included in the separate financial statements of the Company are measured using the currency of the primary economic environment in which it operates (the “functional currency”), which the financial statements in the Company and its branch (Taiwan) are presented in Korean won (KRW) and New Taiwan Dollar (NTD), respectively. The separate financial statements are presented in Korean won, which is the Company’s functional and presentation currency.

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the exchange rate at the reporting date are generally recognized in profit or loss. They are recognized in other comprehensive income if they relate to qualifying cash flow hedges and qualifying effective portion of net investment hedges, or are attributable to monetary part of the net investment in a foreign operation.

Exchange differences arising on non-monetary financial assets and liabilities such as equity instruments at fair value through profit or loss and equity instruments at fair value through other comprehensive income are recognized in profit or loss and other comprehensive income, respectively, as part of the fair value gain or loss.

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

4. Significant Accounting Policies, Continued

(11) Statement of cash flows

The Company has elected to present cash flows from operating activities using the indirect method. Cash flows denominated in a foreign currency are reported using average exchange rate during the fiscal year.

(12) Revenues from contracts with customers

The Company engages in game licensing, IP licensing, and game publishing businesses.

Revenue is measured at the fair value of the consideration received or receivable for sale of goods or rendering of services arising from the normal course of the business. Revenue is recognized as net amounts excluding value added taxes, returns, rebates and discounts.

(a) Revenue from micro-transaction and subscription

The Company recognizes micro-transaction revenue of online and mobile games when the Company satisfies its performance obligations.

When the performance obligations are satisfied depends on the natures of virtual currency and items. Items are categorized into consumable, periodic, and permanent items.

Consumable in-game virtual items are items that are consumed by the specific action of a game user, and periodic in-game virtual items are items that can be used repeatedly during a specified effective period. Permanent in-game virtual items are items that can be used by game users repeatedly without an effective period.

The accounting policy on revenue recognition is described below in relation to micro-transaction revenue from the sales of virtual currency and items.

(i) Online Games

At the end of the reporting period, the Company defers the total amount of remaining virtual currency as the Company has the obligation to refund for remaining virtual currency.

For consumable in-game virtual items, the related revenue is recognized when the in-game virtual item is consumed. The Company defers the revenue for remaining amounts of virtual items owned by active users within the estimated user life cycle at the end of the reporting period. For periodic in-game virtual items, the related revenue is recognized ratably over the effective period. The Company defers the revenue for remaining effective period. For permanent in-game virtual items, revenue is recognized ratably over the estimated user life cycle. The Company defers the revenue for remaining period of estimated user life cycle at the end of the reporting period.

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

4.  Significant Accounting Policies, Continued

(12) Revenues from contracts with customers, Continued

(a) Revenue from micro-transaction and subscription, Continued

(i) Online Games, Continued

The Company recognizes online subscription revenue as game users make use of in-game premium features. Subscription revenue comes from subscription fee for internet cafés. Prepaid subscription fees from internet cafés are deferred and recognized as revenue monthly based on actual hours used.

(ii) Mobile Games

Mobile game users purchase virtual currency that can be used to purchase in-game items. The Company has no refund obligation after the game user purchases virtual currency.

At the end of the reporting period, the Company defers revenue for the remaining virtual currency possessed by paying active users. For consumable in-game virtual items, revenue is recognized when the in-game virtual item is consumed. The Company defers the revenue for remaining virtual items possessed by active users within the estimated user life cycle at the end of the reporting period. For periodic in-game virtual items with effective period, revenue is recognized ratably over the effective period. The Company defers the revenue for remaining effective period. For permanent in-game virtual items, revenue is recognized ratably over the estimated user life cycle. The Company defers the revenue for remaining period of estimated user life cycle at the end of the reporting period.

(b) Online and Mobile games—royalties and license fees

In connection with the Company’s online and mobile games, the Company enters into license agreement in connection with the right to access the intellectual property, such as game character images and stories. The Company believes that the agreement is a promise to provide a right to the customer to access the related IP because the Company will undertake activities that significantly affect the intellectual property to which the customer has rights, the rights granted by the license directly expose the customer to any positive or negative effects of the Company’s activities, and those activities do not result in the transfer of a good or a service to the customer as those activities occur. Therefore, the Company’s performance obligations in connection with these agreements are satisfied over time.

Since the nature of the license promise is to provide customers with access to the intellectual property of the Company during the license period, the Company's performance obligation corresponds to the performance obligation satisfied over the time, and revenue is recognized over the license period. The Company recognizes revenue for the license fee through the straight-line method during the contract period, and for the running royalty revenue, the revenue is recognized on an accrual basis at the time the revenue distribution is established in accordance with the terms of the contract. When the running royalty revenue based on the contractual royalty rate and the actual revenue of the licensee exceeds the ratably recognized minimum guarantee, the excess amount is then recognized as revenue and accounts receivable.

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

4.  Significant Accounting Policies, Continued

(12) Revenues from contracts with customers, Continued

(c) Incremental costs of obtaining contract

The Company pays platform processing fees to operate mobile games on third party platforms. These fees are charged based on the game users’ purchases in cash and considered as incremental cost of obtaining contracts with customer and therefore capitalized. The Company presents these costs as prepaid expense and amortizes them to costs of revenue at the same time when the related revenue of the services provided to the game users are recognized.

(13) Current and Deferred Tax

The tax expense for the period consists of current and deferred tax. Current and deferred tax is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. The tax expense is measured at the amount expected to be paid to the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the separate financial statements. However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred tax assets are recognized only if it is probable that future taxable amounts will be available to utilize those temporary differences and tax credit.

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

4.  Significant Accounting Policies, Continued

(13) Current and Deferred Tax, Continued

The Company recognizes a deferred tax liability all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint arrangements, except to the extent that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. In addition, the Company recognizes a deferred tax asset for all deductible temporary differences arising from such investments to the extent that it is probable the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis.

(14) Employee Benefits

(a) Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render related services. When an employee has rendered a service to the Company during an accounting period, the Company recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

(b) Defined contribution pension plan

The Company has a defined contribution pension plan with the related contribution to the pension plan recorded as severance benefit expenses for the employees with service period over a year. The Company recognizes provision for severance benefits for the employees with service period less than a year.

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

4.  Significant Accounting Policies, Continued

(15) Standards issued but not yet effective

A number of new standards are effective for annual periods beginning after January 1, 2020 and earlier application is permitted; however, the Company has not early adopted the new or amended standards in preparing these separate financial statements.

The following amended standards and interpretations are not expected to have a significant impact on the Company’s separate financial statements.

•	COVID-19-Related Rent Concessions (Amendment to K-IFRS No 1116)
•	Reference to Conceptual Framework (Amendment to K-IFRS No 1103)
•	Classification of Liabilities as Current or Non-current (Amendment to K-IFRS No 1001)

5. Cash and cash equivalents

(1) Cash and cash equivalents as of December 31, 2020 and 2019 are as follows:

(In thousands of won)		December 31, 2020	December 31, 2019
Demand deposits, etc.	~~W~~	45,956,245	40,088,250

(2) The Company does not have any restricted cash and cash equivalents as of December 31, 2020 and 2019.

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

6. Financial Instruments by Category

(1) Carrying amounts of financial instruments by category as of December 31, 2020 and 2019 are as follows:

(In thousands of won)		December 31, 2020	December 31, 2019
Financial assets at amortized cost
Cash and cash equivalents	~~W~~	45,956,245	40,088,250
Short-term financial assets		71,000,000	39,500,000
Accounts receivable, net		44,353,327	17,977,026
Other receivables, net		478,428	1,162,439
Other current financial assets		841,092	334,415
Other non-current financial assets		1,128,475	1,702,234
	~~W~~	163,757,567	100,764,364

(In thousands of won)		December 31, 2020	December 31, 2019
Financial liabilities at amortized cost
Accounts payable	~~W~~	34,810,387	16,040,563
Accounts payable – non-current		1,402,466	129,150
Other current liabilities		1,627,967	1,034,556
Other non-current liabilities		1,493,680	1,597,999
	~~W~~	39,334,500	18,802,268

(2) Net income(expenses) from financial instruments for the years ended December 31, 2020 and 2019 are as follows:

(In thousands of won)		2020	2019
Financial assets at amortized cost
Interest income	~~W~~	961,895	1,089,618
Differences in foreign currency		(1,350,489)	1,281,950
	~~W~~	(388,594)	2,371,568

(In thousands of won)		2020	2019
Financial liabilities at amortized cost
Interest expense	~~W~~	(120,865)	(173,763)
Differences in foreign currency		335,958	(88,862)
	~~W~~	215,093	(262,625)

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

6. Financial Instruments by Category, Continued

(3) Fair value hierarchy

Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2: all inputs other than quoted prices included in level 1 that are observable (either directly that is, prices, or indirectly that is, derived from prices) for the asset or liability;
•	Level 3: unobservable inputs for the asset or liability.

The fair value of financial instruments traded in an active market is determined based on the quoted market price as of the end of the reporting period. If the quoted prices are readily and regularly available through exchanges, sellers, brokers, industry groups, rating agencies or regulators and such prices represent actual market transactions that occur regularly between independent parties, they are considered active markets. These products are included in Level 1.

The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. These valuation techniques use as much market observable information as possible and use the least amount of company-specific information. At this time, if all the significant input variables required to measure the fair value of a good are observable, the good is included in Level 2.

If more than one significant input variable is not based on observable market information, the item is included in Level 3.

The valuation techniques used to measure the fair value of a financial instrument include:

-  Market price or dealer price of a similar financial instrument

-  The fair value of derivative instruments is determined by discounting the amount to present value using the leading exchange rate as of the end of the reporting period

For the other financial instruments, the Company applied other valuation techniques such as discounted cash flow, etc. For the financial assets and liabilities of which carrying amount are reasonable approximation of fair value, those were excluded from fair value disclosure.

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

7. Accounts and Other Receivables

(1) Accounts and other receivables as of December 31, 2020 and 2019 are as follows:

(In thousands of won)		December 31, 2020		December 31, 2019
		Accounts receivables	Other receivables	Accounts receivables	Other receivables
Non-related party	~~W~~	35,189,727	620	8,839,697	-
Related party		9,217,304	477,808	9,156,286	1,162,439
Less: Loss allowance		(53,704)	-	(18,957)	-
	~~W~~	44,353,327	478,428	17,977,026	1,162,439

(2) Changes in the loss allowance of accounts and other receivables during the years ended December 31, 2020 and 2019 are as follows:

(In thousands of won)		2020	2019
	Accounts receivables		Accounts receivables	Other receivables
Beginning balance	~~W~~	18,957	21,735	81,679
(Reversal of) Bad debt expenses		34,747	63,974	(37,520)
Write-off		-	(66,752)	(44,159)
Ending balance	~~W~~	53,704	18,957	-

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

7. Accounts and Other Receivables, Continued

(3) Expected credit losses (ECLs) and credit risk exposures for accounts and other receivables as of December 31, 2020 and 2019 are as follows:

(a) Accounts receivables

(In thousands of won)	December 31, 2020
	Expected loss rate(%)		Carrying amount	Loss allowance
Not due or overdue for less than 90 days	0.01	~~W~~	43,578,577	3,437
More than 90 days ~ Less than 180 days	5.75		825,662	47,497
More than 180 days ~ Less than 270 days	41.63		1	-
More than 270 days ~ Less than 1 year	53.78		46	25
More than 1 year	100.00		2,745	2,745
		~~W~~	44,407,031	53,704

(In thousands of won)	December 31, 2019
	Expected loss rate(%)		Carrying amount	Loss allowance
Not due or overdue for less than 90 days	0.05	~~W~~	17,960,791	9,414
More than 90 days ~ Less than 180 days	2.32		18,158	421
More than 180 days ~ Less than 270 days	28.95		404	117
More than 270 days~ Less than 1 year	30.02		10,896	3,271
More than 1 year	100.00		5,734	5,734
		~~W~~	17,995,983	18,957

(b) Other receivables

(In thousands of won)	December 31, 2020
	Expected loss rate(%)	Carrying amount		Loss allowance
Not due or overdue for less than 90 days	-	~~W~~	478,428	-

(In thousands of won)	December 31, 2019
	Expected loss rate(%)	Carrying amount		Loss allowance
Not due or overdue for less than 90 days	-	~~W~~	1,162,439	-

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

7. Accounts and Other Receivable, Continued

(3) ECLs and credit risk exposures for accounts and other receivables as of December 31, 2020 and 2019 are as follows, Continued:

In assessing the recoverability of accounts and other receivables, the Company considers changes in the credit rating of accounts and other receivables from the commencement of the credit to the end of the reporting period.

The Company applies simplified approach for accounts and other receivables to measure the loss allowance at an amount equal to lifetime expected credit losses. To measure the expected credit losses, accounts and other receivables are grouped based on credit risk characteristics and the duration of past due balances. ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls. The Company considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes the Company’s historical experience and informed credit assessment, that includes forward-looking information.

8. Investment in Subsidiaries

(1) Details of investment in subsidiaries as of December 31, 2020 and 2019 are as follows:

				Percentage of ownership (%)
Subsidiary	Location	Main business	Fiscal year end	December 31, 2020	December 31, 2019
Gravity Interactive, Inc.	USA	Online and mobile game services	December	100	100
Gravity Entertainment Corp. (*1)	Japan	Animation production, distribution, and game services	December	-	100
GRAVITY NEOCYON, INC (Formerly, NeoCyon, Inc.) (*2)	Korea	Mobile Game Development and Service	December	99.53	99.24
Gravity Communications Co., Ltd.	Taiwan	Online and mobile game services	December	100	100
PT. Gravity Game Link	Indonesia	Online and mobile game services	December	70	70
Gravity Game Tech Co., Ltd.	Thailand	Online and mobile game services	December	100	100
Gravity Game Arise Co., Ltd.	Japan	Online and mobile game services	December	100	100

(*1) Gravity Entertainment Corp. was liquidated during 2020 and has been excluded from subsidiary since then.

(*2) During the year ended December 31, 2020, the Company participated in paid-in capital increase of GRAVITY NEOCYON, INC. which resulted in increase of ownership interest of the Company.

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

8. Investment in Subsidiaries, Continued

(2)	Changes in investment in subsidiaries for the years ended December 31, 2020 and 2019 are as follows:

(In thousands of won)		2020
Subsidiary		Beginning balance	Acquisition	Impairment	Ending balance
Gravity Interactive, Inc. (*1)	~~W~~	-	-	-	-
Gravity Entertainment Corp.(*2)		-	-	-	-
GRAVITY NEOCYON, INC (Formerly, NeoCyon, Inc.) (*3, 4)		1,934,272	2,999,995	(1,287,755)	3,646,512
Gravity Communications Co., Ltd.		5,681,415	-	-	5,681,415
PT. Gravity Game Link (*4)		830,491	853,183	-	1,683,674
Gravity Game Tech Co., Ltd.		3,407,555	-	-	3,407,555
Gravity Game Arise Co., Ltd.		539,485	-	-	539,485
	~~W~~	12,393,218	3,853,178	(1,287,755)	14,958,641

(*1) Prior to 2020, the Company recognized an impairment loss at its full amount as the recoverable amount was less than its book value.

(*2) Gravity Entertainment Corp. was liquidated during 2020 and has been excluded from subsidiary since then.

(*3) The Company recognized an impairment loss of ~~W~~1,287,755 thousand as the recoverable amount was less than its book value in 2020.

   (*4) The Company participated to capital increase of PT.Gravity Game Link with ~~W~~ 853,183 thousand and Gravity NEOCYON, INC with ~~W~~ 2,999,995 thousand.

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

8. Investment in Subsidiaries, Continued

(2)	Changes in investment in subsidiaries for the years ended December 31, 2020 and 2019 are as follows, Continued:

(In thousands of won)		2019
Subsidiary		Beginning balance	Acquisition	Impairment	Ending balance
Gravity Interactive, Inc. (*1)	~~W~~	-	-	-	-
Gravity Entertainment Corp. (*2)		379,978	-	(379,978)	-
GRAVITY NEOCYON, INC (*3)		3,403,245	1,999,995	(3,468,968)	1,934,272
Gravity Communications Co., Ltd.		5,681,415	-	-	5,681,415
PT. Gravity Game Link (*4)		-	830,491	-	830,491
Gravity Game Tech Co., Ltd (*5)		-	3,407,555	-	3,407,555
Gravity Game Arise Co., Ltd (*6)		-	539,485	-	539,485
	~~W~~	9,464,638	6,777,526	(3,848,946)	12,393,218

(*1) Prior to 2019, the Company recognized an impairment loss at its full amount as the recoverable amount was less than its book value.

(*2) The Company recognized an impairment loss as the recoverable amount was less than its book value for the year ended December 31, 2019.

(*3) The Company recognized an impairment loss of ~~W~~3,468,968 thousand as the recoverable amount was less than its book value for the year ended December 31, 2019.

(*4) PT. Gravity Game Link was established during the year ended December 31, 2019 with 70% ownership interest held by the Company.

(*5) Gravity Game Tech Co., Ltd. was established during the year ended December 31, 2019 with 100% ownership interest held by the Company.

(*6) Gravity Game Arise Co., Ltd. was established during the year ended December 31, 2019 with 100% ownership interest held by the Company.

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

8. Investment in Subsidiaries, Continued

(3) Condensed financial information of subsidiaries as of and for the years ended December 31, 2020 and 2010 are as follows:

(In thousands of won)	2020
Subsidiary		Total assets	Total liabilities	Revenue	Profit (loss) for the year
Gravity Interactive, Inc.	~~W~~	31,848,915	23,405,476	123,055,325	1,137,851
Gravity Entertainment Corp.		-	-	-	7,706
GRAVITY NEOCYON, INC		11,068,694	7,422,182	26,368,123	(1,753,593)
Gravity Communications Co., Ltd.		33,717,352	10,070,240	41,677,215	12,281,146
PT. Gravity Game Link		2,184,917	663,529	4,880,948	(315,190)
Gravity Game Tech Co., Ltd.		21,092,640	6,314,555	39,147,178	13,989,069
Gravity Game Arise Co., Ltd.		2,637,083	2,065,979	2,483,354	81,573

(In thousands of won)	2019
Subsidiary		Total assets	Total liabilities	Revenue	Profit (loss) for the year
Gravity Interactive, Inc.	~~W~~	39,296,390	29,112,064	230,028,732	12,803,917
Gravity Entertainment Corp.		44,413	51,753	263,173	(443,447)
GRAVITY NEOCYON, INC		9,145,058	6,728,294	25,346,555	(982,316)
Gravity Communications Co., Ltd.		19,963,791	8,226,688	21,811,450	5,636,742
PT. Gravity Game Link		960,338	201,963	744,554	(436,734)
Gravity Game Tech Co., Ltd.		4,008,149	2,624,291	2,294,773	(1,973,125)
Gravity Game Arise Co., Ltd		1,840,615	1,343,024	771,398	(35,290)

9. Property and Equipment

(1) Details of property and equipment as of December 31, 2020 and 2019 are as follows:

(In thousands of won)		December 31, 2020			December 31, 2019
		Acquisition cost	Accumulated depreciation	Carrying amount	Acquisition cost	Accumulated depreciation	Carrying amount
Computer and other equipment	~~W~~	3,857,812	(3,524,869)	332,943	4,144,992	(3,724,780)	420,212
Furniture and fixture		509,794	(355,465)	154,329	495,090	(287,737)	207,353
Vehicles		9,101	(948)	8,153	-	-	-
Leasehold improvements		1,002,556	(956,407)	46,149	1,128,015	(1,052,718)	75,297
Right-of-use assets		4,641,874	(2,006,590)	2,635,284	3,384,302	(1,232,021)	2,152,281
	~~W~~	10,021,137	(6,844,279)	3,176,858	9,152,399	(6,297,256)	2,855,143

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

9. Property and Equipment, Continued

(2) Changes in property and equipment for the years ended December 31, 2020 and 2019 are as follows:

(In thousands of won)		2020
		Computer and other equipments	Furniture and fixture	Vehicles	Leasehold improvements	Right-of-use assets	Total
Beginning balance	~~W~~	420,212	207,353	-	75,297	2,152,281	2,855,143
Acquisitions		121,067	28,116	9,101	-	1,889,573	2,047,857
Depreciation		(208,336)	(81,141)	(948)	(29,148)	(1,406,570)	(1,726,143)
Ending balance	~~W~~	332,943	154,328	8,153	46,149	2,635,284	3,176,857

(In thousands of won)		2019
		Computer and other equipments	Furniture and fixture	Leasehold improvements	Right-of-use assets	Total
Beginning balance	~~W~~	543,032	214,735	124,322	-	882,089
Recognition of right-of-use asset on initial application of K-IFRS No. 1116		-	-	-	2,961,268	2,961,268
Acquisitions		87,334	66,418	-	441,190	594,942
Depreciation		(210,154)	(73,800)	(49,655)	(1,236,468)	(1,570,077)
Disposals		-	-	-	(13,709)	(13,709)
Foreign exchange differences		-	-	630	-	630
Ending balance	~~W~~	420,212	207,353	75,297	2,152,281	2,855,143

(3) Classification of depreciation expenses in the statements of comprehensive income for the years ended December 31, 2020 and 2019 are as follows:

(In thousands of won)		2020	2019
Cost of revenues	~~W~~	910,309	967,487
Selling, general and administrative expenses		815,834	602,590
	~~W~~	1,726,143	1,570,077

(4) As of December 31, 2020, and 2019, there are no property and equipment that are pledged as collateral for the Company’s debts.

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

10. Intangible Assets

(1) Details of intangible assets as of December 31, 2020 and 2019 are as follows:

(In thousands of won)		December 31, 2020			December 31, 2019
		Acquisition cost	Accumulated amortization(*)	Carrying amount	Acquisition cost	Accumulated amortization (*)	Carrying amount
Software	~~W~~	12,045,136	(10,343,230)	1,701,906	10,523,420	(9,965,024)	558,396
Patents		850,104	(525,641)	324,463	669,854	(488,324)	181,530
Other intangible assets		5,217,088	(4,579,600)	637,488	4,717,784	(3,432,167)	1,285,617
	~~W~~	18,112,328	(15,448,471)	2,663,857	15,911,058	(13,885,515)	2,025,543

(*) Accumulated amortization includes the amount of accumulated impairment loss.

(2) Changes in intangible assets for the years ended December 31, 2020 and 2019 are as follows:

(In thousands of won)		2020
		Software	Patents	Other intangible assets	Total
Beginning balance	~~W~~	558,396	181,530	1,285,617	2,025,543
Acquisitions		1,521,701	180,250	499,305	2,201,256
Amortization		(378,191)	(37,317)	(231,960)	(647,468)
Impairment loss (*)		-	-	(915,474)	(915,474)
Ending balance	~~W~~	1,701,906	324,463	637,488	2,663,857

(*) The Company recognized ~~W~~915,474 thousand of impairment loss as carrying amount of other intangible assets exceeded recoverable amount as of December 31, 2020.

(In thousands of won)		2019
		Software	Patents	Other intangible assets	Total
Beginning balance	~~W~~	503,219	71,381	998,114	1,572,714
Acquisitions		444,516	137,022	410,120	991,658
Amortization		(389,339)	(26,873)	(71,108)	(487,320)
Impairment loss(*)		-	-	(51,509)	(51,509)
Ending balance	~~W~~	558,396	181,530	1,285,617	2,025,543

(*) The Company recognized ~~W~~51,509 thousand of impairment loss as carrying amount of other intangible assets exceeded recoverable amount as of December 31, 2019.

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

10. Intangible Assets, Continued

(3) Classification of amortization in the statements of comprehensive income for the years ended December 31, 2020 and 2019 are as follows:

(In thousands of won)		2020	2019
Cost of revenues	~~W~~	190,246	80,200
Selling, general and administrative expenses		457,222	407,120
Total	~~W~~	647,468	487,320

11. Employee Benefit

The expenses recognized in relation to defined contribution plan for the years ended December 31, 2020 and 2019 are ~~W~~1,014,773 thousand and ~~W~~917,923 thousand, respectively.

12. Commitments

(1) The Company has entered into exclusive license agreements with foreign licensees, such as GungHo Online Entertainment, Inc. and Electronics Extreme Ltd., etc. to provide exclusive license to distribute and sell online games and receives a certain portion of each licensee’s revenues (20-40%) as royalties.

(2) In March 2016, the Company and Shanghai The Dream Network Technology Co., Ltd. entered into development agreements to grant them an exclusive right to develop mobile games and web games in China based on the contents of Ragnarok Online and distribute such games in China for five years.

(3) As of December 31, 2020, the Company has entered into contracts with Gravity Interactive, Inc. and GRAVITY NEOCYON, INC. for the exclusive rights of publishing and distributing online games and for the exclusive rights of developing, publishing and distributing mobile games, respectively. The Company also has entered into contracts with Gravity Communications Co., Ltd., Gravity Game Tech Co., Ltd. and PT. Gravity Game Link for the exclusive rights of publishing and distributing online and mobile games (Note 23).

(4) As of December 31, 2020, the Company has entered into license agreements with various third-party game developers to secure exclusive right to publish the games developed by the third-party developers. Upfront license fees paid are capitalized and recognized as other intangible assets and minimum guaranteed royalties are capitalized and recognized as other non-current asset. Purchase obligations for future payment related to above agreements as of December 31, 2020 and 2019 are ~~W~~2,929,165 thousand and ~~W~~515,780 thousand, respectively.

(5) As of December 31, 2020, the Company received payment guarantee of USD 912,000 from KB Kookmin Bank regarding overseas IP contracts.

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

13. Share Capital and Share Premium

(1) Details of common shares as of December 31, 2020 and 2019 are as follows:

(In won and in number of shares)		December 31, 2020	December 31, 2019
Number of authorized shares		40,000,000	40,000,000
Value per share	~~W~~	500	500
Number of shares issued		6,948,900	6,948,900
Common shares	~~W~~	3,474,450,000	3,474,450,000

(2) Details of share premium as of December 31, 2020 and 2019 are as follows:

(In thousands of won)		December 31, 2020	December 31, 2019
Additional paid-in capital	~~W~~	25,357,547	25,357,547
Other capital surplus		2,125,136	2,125,136
	~~W~~	27,482,683	27,482,683

(3) Details of other components of equity as of December 31, 2020 and 2019 are as follows:

(In thousands of won)		December 31, 2020	December 31, 2019
Foreign currency translation adjustments	~~W~~	929	(26,017)

(4) Details of retained earnings as of December 31, 2020 and 2019 are as follows:

(In thousands of won)		December 31, 2020	December 31, 2019
Unappropriated retained earnings	~~W~~	109,987,127	70,570,205

(5) According to the Company's Articles of Incorporation, the Company may issue 2,000,000 shares of preferred stock without voting rights, and there are no preferred shares issued as of December 31, 2020.

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

13. Share Capital and Share Premium, Continued

(6) Statements of appropriation of retained earnings as of December 31, 2020 and 2019 are as follows:

Date of appropriation for 2020: March 31, 2021
Date of appropriation for 2019: March 31, 2020

(In thousands of won)		2020	2019
Retained earnings available for appropriation
Unappropriated retained earnings carried over from prior year	~~W~~	70,570,205	47,101,922
Profit for the year		39,416,922	23,468,283
		109,987,127	70,570,205
Appropriation of retained earnings		-	-
Unappropriated retained earnings to be carried forward	~~W~~	109,987,127	70,570,205

14. Revenue from Contracts with Customers

(1) Details of revenue from contracts with customers based on the service contract type and the timing of satisfaction of performance obligations are as follows:

(In thousands of won)		2020	2019
Service contract
Micro transaction & Subscription revenue	~~W~~	130,363,485	58,141,836
Online games		6,077,315	7,943,556
Mobile games		124,286,170	50,198,280
Royalties & License fees		98,479,956	74,762,784
Online games		31,839,750	17,431,162
Mobile games		66,640,206	57,331,622
Others		152,628	247,193
		228,996,069	133,151,813
Major geographic market
Taiwan		76,336,807	36,161,211
Korea		91,004,966	27,679,411
Japan		22,019,495	27,496,812
Others		39,634,801	41,814,379
		228,996,069	133,151,813
Timing of satisfaction of performance obligations
At a point in time		-	9,401
Over time		228,996,069	133,142,412
	~~W~~	228,996,069	133,151,813

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

14. Revenue from Contracts with Customers, Continued

(2) Accounts receivables, incremental costs of obtaining a contract and contract liabilities related to contracts with customers as of December 31, 2020 and December 31, 2019 are as follows:

(In thousands of won)		December 31, 2020	December 31, 2019
Accounts receivable	~~W~~	44,353,327	17,977,026
Incremental costs of obtaining a contract (Prepaid expenses)		722,231	320,460
Contact liabilities (Deferred revenue)		4,814,591	4,297,596
Micro transaction & Subscription revenue		4,475,049	2,894,517
Royalties and License fees		339,542	1,403,079

(3) Changes in contract liabilities for the years ended December 31, 2020 and 2019 are as follows:

(In thousands of won)		Contract liabilities
		2020	2019
Balance at January 1	~~W~~	4,297,596	10,114,516
Increase related to Micro transaction & Subscription revenue		20,688,222	15,463,579
Increase related to royalties and license fees		14,362,829	-
Decrease upon satisfaction of performance obligation – Micro transaction & Subscription revenue		(19,107,689)	(15,823,184)
Decrease upon satisfaction of performance obligation – Royalties and License fees		(15,426,367)	(5,397,315)
Decrease due to termination of contracts		-	(60,000)
Balance at December 31	~~W~~	4,814,591	4,297,596

The amount of revenue recognized from previous period’s contract liabilities satisfied during the year ended December 31, 2020 is ~~W~~3,993,765 thousand.

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

14. Revenue from contracts with customers, Continued

(4) Transaction price allocated to unsatisfied performance obligations as of December 31, 2020 and 2019 are as follows:

(In thousands of won)		December 31, 2020	December 31, 2019
Micro transaction & Subscription revenue	~~W~~	4,475,049	2,894,517
Online games		1,821,790	1,776,648
Mobile games		2,653,259	1,117,869
Royalties and License fees		339,542	1,403,079
Online games		286,094	573,229
Mobile games		53,448	829,850
	~~W~~	4,814,591	4,297,596

The Company’s management expects to recognize 97.2% (~~W~~4,680,655 thousands) of the transaction price allocated to contracts that have not been performed as of December 31, 2020 as revenue within 12 months. The remaining 2.8% (~~W~~133,936 thousands) is expected to be recognized as revenue thereafter. The amounts disclosed above do not include variable consideration which is constrained.

(5) Details of incremental costs of obtaining a contract recognized as assets as of December 31, 2020 and 2019 are as follows:

(In thousands of won)		December 31, 2020	December 31, 2019
Incremental costs of obtaining a contract	~~W~~	722,231	320,460
Amortization costs recognized as cost of revenue		320,460	221,180

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

15. Classification of expenses by nature

Details of classification of expenses by nature for the years ended December 31, 2020 and 2019 are as follows:

(In thousands of won)		2020	2019
Fees and commissions	~~W~~	119,541,745	62,072,405
Advertising expenses		19,787,229	9,973,687
Salaries		14,979,460	12,206,316
Outsourcing expenses		11,347,150	7,626,034
Rent		722,777	987,892
Employee benefits		1,301,773	1,180,771
Expenses related to defined contribution plan		1,029,394	938,120
Depreciation		1,726,143	1,570,077
Amortization		647,468	487,320
Bad debt		63,066	63,974
Reversal of allowance for doubtful accounts		(28,319)	(37,520)
Other expenses		1,203,135	1,536,184
	~~W~~	172,321,021	98,605,260

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

16. Selling, general and administrative expenses

Details of selling, general and administrative expenses for the years ended December 31, 2020 and 2019 are as follows:

(In thousands of won)		2020		2019
Advertising expenses	~~W~~	19,787,229	~~W~~	9,973,687
Fees and commissions		6,393,092		3,971,736
Research and development		15,361,686		10,417,665
Salaries		7,750,903		5,553,006
Employee benefits		872,588		741,512
Rent		389,383		400,619
Expenses related to defined contribution plan		512,705		381,757
Depreciation		724,084		514,669
Amortization		401,409		383,181
Bad debt		63,066		63,974
Reversal of allowance for doubtful accounts		(28,319)		(37,520)
Other expenses		866,070		998,665
	~~W~~	53,093,896	~~W~~	33,362,951

17. Finance Income and Costs

(1) Details of finance income for the years ended December 31, 2020 and 2019 are as follows:

(In thousands of won)		2020	2019
Finance income
Interest income	~~W~~	961,895	1,089,618
Unrealized foreign currency gain		19,266	-
Gain on foreign currency transactions		13,594	435,717
	~~W~~	994,755	1,525,335

(2) Details of finance costs for the years ended December 31, 2020 and 2019 are as follows:

(In thousands of won)		2020	2019
Finance costs
Interest expense	~~W~~	120,865	173,763
Unrealized foreign currency loss		-	117,839
Loss on foreign currency transactions		66	631
	~~W~~	120,931	292,233

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

18. Other Non-Operating Income and Expenses

(1) Details of other non-operating income for the years ended December 31, 2020 and 2019 are as follows:

(In thousands of won)		2020	2019
Unrealized foreign currency gain	~~W~~	105,972	86,980
Gain on foreign currency transactions		1,635,224	1,920,485
Gain on disposal of property and equipment		1,238	3,666
Reversal of allowance for doubtful accounts		-	37,520
Dividend income		2,382,800	2,557,694
Others		636,894	387,675
	~~W~~	4,762,128	4,994,020

(2) Details of other non-operating expenses for the years ended December 31, 2020 and 2019 are as follows:

(In thousands of won)		2020	2019
Unrealized foreign currency loss	~~W~~	216,379	123,701
Loss on foreign currency transactions		2,572,141	1,007,922
Impairment loss on intangible assets		915,474	51,509
Impairment loss on other non-current assets		2,255,312	434,454
Impairment loss on investment in subsidiaries		1,287,755	3,848,946
Others		13,463	3,013
	~~W~~	7,260,524	5,469,545

19. Income tax expense

(1) Details of income tax expense for the years ended December 31, 2020 and 2019 are as follows:

(In thousands of won)		2020	2019
Current tax on profit for the year	~~W~~	14,512,250	10,262,763
Deferred tax expense		1,121,304	1,573,084
	~~W~~	15,633,554	11,835,847

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

19. Income tax expense, Continued

(2) The differences between the tax expense on the Company’s profit before tax and the amount that would arise using the statutory tax rates applicable to profits of the entities are as follows:

(In thousands of won)		2020	2019
Profit before income tax expense	~~W~~	55,050,476	35,304,130
Income tax using the statutory tax rate		12,860,215	8,081,600
Adjustments:
Expenses not deductible for tax purposes		9,912	39,450
Foreign tax credits		2,936,989	4,754,083
Tax credit		(944,162)	(542,868)
Tax of non-recirculation of corporate income		667,846	-
Others		102,754	(496,418)
		2,773,339	3,754,247
Income tax expense	~~W~~	15,633,554	11,835,847
Effective tax rate		28%	34%

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

19. Income tax expense, Continued

(3)	Details of the changes in deferred tax assets(liabilities) for the years ended December 31, 2020 and 2019 are as follows:

(In thousands of won)		2020			2019
		Beginning balance	Increase (Decrease)	Ending balance	Beginning balance	Increase (Decrease)	Ending balance
Unearned profit	~~W~~	(51,189)	8,005	(43,184)	(41,699)	(9,490)	(51,189)
Property and equipment	~~W~~	35,423	4,104	39,527	24,585	10,838	35,423
Intangible assets		221,106	178,788	399,894	238,471	(17,365)	221,106
Prepaid expenses		103,268	400,588	503,856	7,688	95,580	103,268
Accounts Payable		302,710	311,274	613,984	406,641	(103,931)	302,710
Accrued expenses		124,217	9,984	134,201	124,541	(324)	124,217
Deferred revenue		7,197	(7,197)	-	59,814	(52,617)	7,197
Retirement benefit provision liabilities		25,467	3,217	28,684	21,024	4,443	25,467
Allowance for doubtful accounts		264,484	-	264,484	264,484	-	264,484
Asset retirement obligation		46,264	-	46,264	46,264	-	46,264
Investment in subsidiaries		389,453	(389,453)	-	-	389,453	389,453
Tax paid in foreign countries		(354)	354	-	(3,835)	3,481	(354)
Others		734	6,708	7,442	(339)	1,073	734
Sub-total(Ⅰ)	~~W~~	1,468,780	526,372	1,995,152	1,147,639	321,141	1,468,780
Deferred tax due to carry-forward deficits(Ⅱ)		-	-	-	1,950,584	(1,950,584)	-
Deferred tax due to tax credit carry-forward(Ⅲ)		4,371,242	(1,647,676)	2,723,566	4,314,883	56,359	4,371,242
Deferred tax assets (Ⅰ+Ⅱ+Ⅲ) (*)	~~W~~	5,840,022	(1,121,304)	4,718,718	7,413,106	(1,573,084)	5,840,022

(*) The future realizability of deferred tax assets is assessed by taking into consideration various factors such as the Company's performance, the overall economic environment and industry outlook, expected future earnings, and deductible period of tax credit carry-forward. The Company periodically monitors those factors used in assessing the realizability of the deferred tax assets. As of December 31, 2020, the Company has recognized deferred tax assets related to temporary differences, carry-forward deficits and tax credit carry-forward, which can be utilized based on the likelihood of future taxable income. This amount may change if the estimate for future taxable income changes.

(4) As of December 31, 2020, the Company did not recognize deferred tax assets for deductible temporary differences associated with investments in subsidiaries of ~~W~~22,638,336 thousand because it is not probable that the temporary difference will reverse in the foreseeable future.

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

20. Cash flow information

(1) Adjustments for calculating cash generated from operations for the years ended December 31, 2020 and 2019 are as follows:

(In thousands of won)		2020	2019
Adjustments for:
Depreciation	~~W~~	1,726,143	1,570,077
Amortization		647,468	487,320
Bad debt		63,066	63,974
Impairment loss on investment in subsidiaries		1,287,755	3,848,946
Interest expense		120,865	173,763
Unrealized foreign currency loss		216,379	241,540
Impairment loss on intangible asset		915,474	51,509
Impairment loss on other non-current assets		2,255,312	434,454
Retirement benefit expenses		14,622	20,198
Income tax expense		15,633,554	11,835,847
Unrealized foreign currency gain		(125,237)	(86,980)
Gain on disposal of property and plant		(1,238)	(3,666)
Interest income		(961,895)	(1,089,618)
Dividend income		(2,382,800)	(2,557,694)
Reversal of allowance for doubtful accounts		(28,319)	(37,520)
	~~W~~	19,381,149	14,952,150

(2) Changes in assets and liabilities arising from operating activities for the years ended December 31, 2020 and 2019 are as follows:

(In thousands of won)		2020	2019
Accounts receivable	~~W~~	(26,620,833)	6,496,776
Other receivable		682,111	(652,831)
Prepayment		(1,609,393)	(270,300)
Prepaid expense		(513,652)	1,242,390
Lease receivable		139,853	131,851
Long-term prepaid expense		(878,967)	(1,370,803)
Accounts payable		19,000,251	1,781,894
Deferred revenue		516,995	(5,842,332)
Withholdings		1,231,136	(375,396)
Accrued expenses		43,910	1,474
Advanced receipt		-	(9,051)
	~~W~~	(8,008,589)	1,133,672

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

20. Cash flow information, Continued

(3) Significant non-cash transactions for the years ended December 31, 2020 and 2019 are as follows:

(In thousands of won)		2020	2019
Reclassification of Prepayment to intangible assets	~~W~~	72,498	119,935
Acquisition of right-of-use assets		1,889,573	441,190
Increase(Decrease) in accounts payable relating to the acquisition of software		(1,144,166)	32,590

(4) Changes in liabilities arising from financing activities for the years ended December 31, 2020 and 2019 are as follows:

(In thousands of won)		2020	2019
Beginning of the year	~~W~~	2,482,547	3,420,053
Cash flows used in financial activities–payment of lease liabilities		(1,515,930)	(1,364,537)
Cash flows from operating activities – Interest paid		(120,865)	(173,763)
Non-cash transactions:
Acquisitions – right-of-use asset		1,889,573	441,190
Acquisitions – leases receivables		115,448	-
Interest expense		120,865	173,763
Early termination of leases		-	(14,159)
Ending of the year	~~W~~	2,971,638	2,482,547

21. Leases

The Company leases offices, vehicles and others. The leases typically run for a period of 1 to 5 years with an option to renew or terminate the lease after that date. There are no restrictions or covenants imposed to leases, but the lease assets are not to be provided as collateral for borrowings.

The Company has a sublease for a portion of the existing lease contract. The head lease and its sub-lease terminates in 2022.

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

21. Leases, Continued

(1) As a lessee

(a) Details of right-of-use assets and lease liabilities recognized in the separate statements of financial position as of December 31, 2020 and December 31, 2019 are as follows:

(In thousands of won)		December 31, 2020	December 31, 2019
Right-of-use assets(*1)
Offices	~~W~~	1,237,961	1,851,301
Vehicles		84,723	253,928
Others		1,312,600	47,052
	~~W~~	2,635,284	2,152,281
Lease liabilities(*2)
Current		1,477,958	884,548
Non-current		1,493,680	1,597,999
	~~W~~	2,971,638	2,482,547

(*1) Right-of-use assets are included in the 'Property and equipment' in the separate statement of financial position.

(*2) Lease liabilities are included in the 'Other current liabilities' and 'Other non-current liabilities' in the separate statement of financial position.

(b) Changes in right-of-use assets for the years ended December 31, 2020 and December 31, 2019 are as follows:

(In thousands of won)		2020
		Offices	Vehicles	Others	Total
Balance as of January 1, 2020	~~W~~	1,851,301	253,928	47,052	2,152,281
Depreciation		(651,281)	(173,474)	(581,815)	(1,406,570)
Acquisitions		37,942	4,269	1,847,362	1,889,573
Balance as of December 31, 2020	~~W~~	1,237,962	84,723	1,312,599	2,635,284

(In thousands of won)		2019
		Offices	Vehicles	Others	Total
Balance as of January 1, 2019	~~W~~	2,321,368	28,226	611,674	2,961,268
Depreciation		(591,940)	(79,906)	(564,622)	(1,236,468)
Acquisitions		121,873	319,317	-	441,190
Disposals		-	(13,709)	-	(13,709)
Balance as of December 31, 2019	~~W~~	1,851,301	253,928	47,052	2,152,281

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

21. Leases, Continued

(1) As a lessee, Continued

(c) Details of amounts recognized in the separate statements of comprehensive income for the years ended December 31, 2020 and December 31, 2019 are as follows:

(In thousands of won)		2020	2019
Interest expense relating to lease liabilities (included in finance cost)	~~W~~	120,865	173,763
Revenue from sub-lease of right-of-use asset		15,519	23,519
Expense relating to short-term leases		47,189	119,412
Expense relating to leases of low-value assets excluding short-term leases		1,732	577

(d) Details of amounts recognized in the separate statement of cash flows for the years ended December 31, 2020 and December 31, 2019 are as follows:

(In thousands of won)		2020	2019
Total cash outflows of leases	~~W~~	1,685,716	1,658,289

(2) As a lessor

The Company has a sub-leased part of its right-of-use assets. The Company recognized interest income related to the lease receivable amounting to ~~W~~15,519 thousand for the year ended December 31, 2020.

The aging analysis with the amounts expressed in undiscounted lease receivables after the reporting date are as follows. The Company does not have any sublease as finance lease in accordance with K-IFRS No. 1017.

(In thousands of won)
	Less than 1 Year	1 to 2 Years	2 to 5 Years	Contractual cash flow	Unrealized financial income	Net investment in the lease
~~W~~	155,372	155,372	5,894	316,638	14,111	302,527

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

22. Financial Risk Management

The Company’s operating activities expose itself to a variety of financial risks: market risk, credit risk and liquidity risk from which the Company’s risk management program focuses on minimizing any adverse effects on its financial performance. The Company operates financial risk management policies and programs that closely monitor and respond to each risk factor.

(1) Capital Risk Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern, so the Company can continue to provide returns and benefits for shareholders and to maintain an optimal capital structure to reduce the cost of capital. The Company monitors capital on the basis of the debt ratio. This ratio is calculated as total debt divided by total capital. The debt ratios as of December 31, 2020 and 2019 are as follows:

(In thousands of won)		December 31, 2020	December 31, 2019
Total liabilities	~~W~~	52,195,130	26,067,690
Total equity		140,945,189	101,501,321
Debt ratio		37%	26%

(2) Market Risk

(a) Foreign exchange risk

The Company is exposed to foreign exchange risk arising from royalty revenues and commission payment primarily with respect to the US dollar and etc. The Company’s financial assets and liabilities are exposed to foreign currency risk as of December 31, 2020 and 2019 are as follows:

(In thousands of won)	December 31, 2020
	Assets in foreign currency	Liabilities in foreign currency		Assets in Korean Won	Liabilities in Korean Won
USD	29,682,778	16,433,086	~~W~~	32,294,862	17,879,197
JPY	466,962,404	322,888,518		4,922,998	3,553,625
EUR	344,842	-		461,482	-
IDR	12,955,000	15,289,944		1,003	1,183
THB	28,510	7,379		1,036	268
TWD	17,957,553	3,264,754		694,419	126,248
VND	9,270,000	3,243,600		437	153
			~~W~~	38,376,237	21,560,674

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

22. Financial Risk Management, Continued

(2) Market Risk, Continued

(a) Foreign exchange risk, Continued

(In thousands of won)	December 31, 2019
	Assets in foreign currency	Liabilities in foreign currency		Assets in Korean Won	Liabilities in Korean Won
USD	11,396,740	6,674,807	~~W~~	13,198,736	7,728,092
JPY	524,699,713	388,469,775		5,581,212	4,131,260
EUR	338,598	1,000		439,307	1,297
IDR	12,955,000	17,023,944		1,077	1,415
THB	28,510	7,379		1,102	285
TWD	29,236,669	5,567,672		1,125,027	214,244
VND	9,270,000	3,243,600		464	162
GBP	-	5,625		-	8,543
			~~W~~	20,346,925	12,085,298

The Company measures foreign exchange risk at the exchange rate of 10% for each foreign currency, and the rate of change reflects the management's assessment of the risk of exchange rate fluctuation that can be reasonably experienced. The effects of changes in foreign currency exchange rate on profit before tax for the years ended of December 31, 2020 and 2019 are as follows:

(In thousands of won)		2020		2019
		Increased by 10%	Decreased by 10%	Increased by 10%	Decreased by 10%
USD	~~W~~	1,441,567	(1,441,567)	547,064	(547,064)
JPY		136,937	(136,937)	144,995	(144,995)
Others		103,053	(103,053)	134,103	(134,103)
	~~W~~	1,681,557	(1,681,557)	826,162	(826,162)

The sensitivity analysis is based on monetary assets and liabilities denominated in foreign currencies other than the functional currency at the end of the reporting period.

(b) Interest rate risk

There are no borrowings under variable interest rate conditions as of December 31, 2020 and 2019.

(c) Price risk

There are no assets and liabilities exposed to price risk as of December 31, 2020 and 2019.

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

22. Financial Risk Management, Continued

(3) Credit Risk

Credit risk arises from normal trading and investing activities and occurs when a customer or a counterparty fails to comply with the terms of the contract. In order to manage these credit risks, the Company regularly evaluates the creditworthiness of customers based on their financial condition, past experiences and other factors.

The carrying amounts of financial assets represent their maximum exposure to credit risk. The maximum exposure to credit risk of the Company as of December 31, 2020 and 2019 are as follows:

(In thousands of won)		December 31, 2020	December 31, 2019
Cash and cash equivalents	~~W~~	45,956,245	40,088,250
Short-term financial instruments		71,000,000	39,500,000
Accounts receivables, net		44,353,327	17,977,026
Other receivables, net		478,428	1,162,439
Other current financial assets		841,092	334,415
Oher non-current financial assets		1,128,475	1,702,234
	~~W~~	163,757,567	100,764,364

Cash and cash equivalents and short-term financial instruments are deposited in financial institutions with strong credit ratings. Accounts receivable are mainly due from payment processing companies and platform service providers, which the Company believes have low levels of credit risk.

(4) Liquidity Risk

Liquidity risk management includes the maintenance of sufficient cash and marketable securities, the availability of funds from appropriately committed credit lines, and the ability to settle market positions. The following table summarizes the financial liabilities of the Company by maturity according to the remaining period from the end of the reporting period to the contractual maturity date.

(In thousands of won)	December 31, 2020
		Carrying value	Less than 3 months	3 months to 1 year	1 to 2 years	2 to 4 years	Total
Accounts payable	~~W~~	36,212,853	34,022,592	787,795	667,078	735,388	36,212,853
Other liabilities (*)		3,121,647	397,460	1,160,815	1,565,172	106,460	3,229,907
	~~W~~	39,334,500	34,420,052	1,948,610	2,232,250	841,848	39,442,760

(*) Other liabilities as of December 31, 2020 consist of lease deposits received and lease liabilities

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

22. Financial Risk Management, Continued

(4) Liquidity Risk, Continued

(In thousands of won)	December 31, 2019
		Carrying value	Less than 3 months	3 months to 1 year	1 to 2 years	2 to 3 years	Total
Accounts payable	~~W~~	16,169,713	15,431,913	608,650	129,150	-	16,169,713
Other liabilities (*)		2,632,555	294,934	873,269	920,715	776,403	2,865,321
	~~W~~	18,802,268	15,726,847	1,481,919	1,049,865	776,403	19,035,034

(*) Other liabilities as of December 31, 2019 consist of lease deposits received and lease liabilities

The cash flows above are not discounted and the amount due within 12 months is the same as the carrying amount since the effect of the discount is not material.

23. Related Party Transactions

(1) Related parties of the Company include entities and individuals capable of exercising control or significant influence over the Company and its subsidiaries. Related parties include GungHo Online Entertainment, Inc. (the controlling shareholder with 59.31% common shares), its subsidiaries, members of board of directors, executives with strategic responsibilities and their immediate families.

Ownership interests in subsidiaries as of December 31, 2020 and 2019 are as follows:

Name of entity	Percentage of ownership (%)
	December 31, 2020	December 31, 2019
Gravity Interactive, Inc.	100.00	100.00
Gravity Entertainment Corp. (*)	-	100.00
GRAVITY NEOCYON, INC.	99.53	99.24
Gravity Communications Co., Ltd.	100.00	100.00
PT. Gravity Game Link	70.00	70.00
Gravity Game Tech Co., Ltd.	100.00	100.00
Gravity Game Arise Co., Ltd.	100.00	100.00

(*) Gravity Entertainment Corp. was liquidated during 2020 and has been excluded from subsidiary since then.

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

23. Related Party Transactions, Continued

(2) Account balances with related parties

Balances of receivables and payables with related parties as of December 31, 2020 and 2019 are as follows:

(In thousands of won)			December 31, 2020		December 31, 2019
Related party	Name of entity		Receivables	Payables	Receivables	Payables
Parent company	GungHo Online Entertainment, Inc.	~~W~~	2,449,506	4,924	2,553,022	73,678
Subsidiaries	Gravity Interactive, Inc.		3,845,373	-	4,804,814	365
	Gravity Entertainment Corp.		-	-	8,325	-
	GRAVITY NEOCYON, INC.		349,634	862,702	1,166,940	850,412
	Gravity Communications Co., Ltd.		1,021,437	1,296,845	1,547,814	2,120,357
	PT. Gravity Game Link		442,927	14,899	22,504	215,884
	Gravity Game Tech Co., Ltd.		966,402	-	451,879	360
	Gravity Game Arise Co., Ltd.		922,360	1,461,626	889,785	228,929
		~~W~~	9,997,639	3,640,996	11,445,083	3,489,985

(3) Transactions with related parties

The details of transactions with related parties for the years ended December 31, 2020 and 2019 are as follows:

(In thousands of won)			2020		2019
Related party	Name of entity		Revenues	Purchases	Revenues	Purchases
Parent company	GungHo Online Entertainment, Inc.	~~W~~	20,970,472	211,348	26,477,425	56,899
Subsidiaries	Gravity Interactive, Inc. (*1)		22,952,182	859	38,508,020	2,791
	Gravity Entertainment Corp.		-	-	-	251,102
	GRAVITY NEOCYON, INC.		301,672	7,504,107	517,314	7,018,159
	Gravity Communications Co., Ltd. (*2)		7,779,917	9,855,435	5,570,889	2,245,589
	PT. Gravity Game Link		1,535,466	28,007	156,995	34,853
	Gravity Game Tech Co., Ltd.		9,662,919	54	-	360
	Gravity Game Arise Co., Ltd.		-	2,478,752	-	797,955
		~~W~~	63,202,628	20,078,562	71,230,643	10,407,708

(*1) Revenues include dividend income of ~~W~~2,382,800 and ~~W~~2,368,200 from Gravity Interactive, Inc. in 2020 and 2019, respectively.

(*2) Revenue include dividend income of ~~W~~189,494 thousand from Gravity Communications Co., Ltd. in 2019.

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

23. Related Party Transactions, Continued

(4) Other transactions with related parties

Other transactions with related parties for the years ended December 31, 2020 and 2019 are as follows:

(In thousands of won)			2020			2019
Related party	Name of entity		Loans	Collection	Contribution	Loans	Collection	Contribution
Subsidiaries	Gravity Interactive, Inc.	~~W~~	-	-	-	-	-	-
	Gravity Communications Co.,Ltd.		-	-	-	-	-	-
	GRAVITY NEOCYON, INC.		-	-	2,999,995	-	-	1,999,995
	PT. Gravity Game Link		-	-	853,183	-	-	830,491
	Gravity Game Tech Co., Ltd.		-	-	-	-	-	3,407,555
	Gravity Game Arise Co., Ltd.		-	-	-	-	-	539,485

(5) Key management personnel compensation

The compensation given to key management personnel (registered directors) for the years ended December 31, 2020 and 2019 are as follows:

(In thousands of won)		2020	2019
Salaries	~~W~~	882,635	816,224

24. Subsequent event

Gravity Game Hub Pte. Ltd, a subsidiary, was established in Singapore on January 4, 2021.

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

Independent Auditors’ Review Report on Internal Accounting Control System

(English translation of a Report Originally Issued in Korean)

To the Shareholders and Board of Directors of

Gravity Co., Ltd.

We have reviewed the accompanying report on the Operation of Internal Accounting Control System (“IACS”) of Gravity Co., Ltd. (the “Company”) as of December 31, 2020. The Company's management is responsible for designing and maintaining effective IACS and for its assessment of the effectiveness of IACS. Our responsibility is to review the management's assessment and issue a report based on our review. In the accompanying report of management’s assessment of IACS, the Company’s management stated: “Based on the assessment of the operation of the IACS as of December 31, 2020, Chief Executive Officer and ICFR officer believe that the Company’s IACS has material weaknesses as of December 31, 2020, based on Chapter 5 of Practice Guideline”.

We conducted our review in accordance with IACS Review Standards, issued by the Korean Institute of Certified Public Accountants. Those Standards require that we plan and perform the review to obtain assurance of a level less than that of an audit as to whether the Report on the Operation of Internal Accounting Control System is free of material misstatement. Our review consists principally of obtaining an understanding of the Company’s IACS, inquiries of company personnel about the details of the report, and tracing to related documents we considered necessary in the circumstances. We have not performed an audit and, accordingly, we do not express an audit opinion. However, as the Company is a privately-held large enterprise, the design and operations and assessment of its IACS are limited compared with those of publicly-held large enterprises, under Chapter 5 “Application for Small and Medium Sized Enterprises” of IACS Standards. As such, we performed our review in accordance with Chapter 14 “Review Standards for Small and Medium Sized Enterprises.”

A company's IACS is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Korean International Financial Reporting Standards. Because of its inherent limitations, however, IACS may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or a combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected. The following material weaknesses have been included in the management’s report referred to above.

1. Material weakness related to ITGC: The Company did not design and maintain effective control over ITGCs for certain Mobile game servers that are relevant to measurement of deferred revenue. Specifically, the Company did not design and maintain effective program change controls by not complying with the processes, such as, approval of the changes and/or prior approval of migration to live environments.

2. Material Weakness related to Risk Assessment: The Company did not maintain effective controls suitable for developing environments of third party game developing company, so it could lead to ineffective controls specifically related to series of activities of program changes in its mobile game patch process.

3. Material Weakness related to Control Environment: The Company identified material weaknesses in the course of designing and operating control procedures of the fiscal year. This means a control environment that can result in a material

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

weakness due to lack of sufficient and experienced personnel to address the Company’s overall financial reporting and information technology requirement.

Based on the results of our review on the Report on the Operation of Internal Accounting Control System as of December 31, 2020, nothing has come to our attention that there is other material weakness except for the material weaknesses included in the Report on the Operation of Internal Accounting Control System.

This report applies to the Company’s IACS in existence as of December 31, 2020. We did not review the Company’s IACS subsequent to December 31, 2020. This report has been prepared for Korean regulatory purposes, pursuant to the Act on External Audit of Stock Companies, Etc. and may not be appropriate for other purposes or for other users.

KPMG Samjong Accounting Corp.

March 23, 2021

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

Report on the Effectiveness of the Internal Accounting Control System

To Gravity Shareholders, the Board of Directors, and the Audit Committee,

We, as the Chief Executive Officer and the ICFR Officer of Gravity (“the Company”), assessed operating status of the Company’s Internal Accounting Control System (“IACS”) for the year ending December 31, 2020.

Design and operation of IACS is the responsibility of the Company’s management, including the Chief Executive Officer and the ICFR Officer. We evaluated whether the Company effectively designed and operated its IACS to prevent and detect errors or frauds which may cause a misstatement in financial statements to ensure preparation and disclosure of reliable financial information. The CEO and ICFR Officer followed Chapter 5 (Application to Small-and-Medium sized Companies) of the Best Practice Guideline to evaluate the effectiveness of the IACS design and operation.

Based on our assessment, as of December 31, 2020, the following material weaknesses in the Company’s IACS, in all material respects, were noted from the standpoint of Chapter 5 of the Practice Guideline.

<Description of material weaknesses>

1. Material weakness related to ITGC: We did not design and maintain effective control over ITGCs for certain Mobile game servers that are relevant to measurement of deferred revenue. Specifically, we did not design and maintain effective program change controls by not complying with the processes, such as, approval of the changes and/or prior approval of migration to live environments.

2. Material Weakness related to Risk Assessment: We did not maintain effective controls suitable for developing environments of third party game developing company, so it could lead to ineffective controls specifically related to series of activities of program changes in our mobile game patch process.

3. Material Weakness related to Control Environment: We identified material weaknesses in the course of designing and operating control procedures of the fiscal year. This means a control environment that can generate a material weakness due to lack of sufficient and experienced personnel to address the company’s overall financial reporting and information technology requirement.

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

<Remediation plans for material weaknesses>

1. We plan to conduct expanded training programs for our process and control owners responsible for internal control procedures and encourage their attention and active participation with regard to internal control over financial reporting.

2. We plan to enhance our risk assessment process to include more specific procedures for comprehensive financial statement risk identifications and to ensure appropriate control design, implementation, and re-evaluation of our control activities.

3. We plan to offer IT-specific training session and strengthen compliance monitoring processes, specifically regarding the evidences of approval of program changes and prior approval of migration to live game environments.

We certify that this report does not contain any untrue statement of a fact, or omit to state a fact necessary to be presented herein. We also certify that this report does not contain or present any statements which might cause material misunderstandings of the readers, and we have reviewed and verified this report with sufficient care.

<Attachment>

Implementation status of remediation plans for material weaknesses reported in previous year.

1. Material Weakness related to ITGC: We implemented ‘2 step authentication’ in order to prevent and/or detect unauthorized access through monitoring access logs when it comes to access to game servers by system administrators. In addition to this remediation, we will continue to enhance the monitoring control activity through clear definition of segregation of duty.

2. Material weakness related to Control Environment and risk assessment: We hired additional experienced knowledgeable personnel and conduct expanded training programs, and strengthened risk monitoring activities, however, it’s not enough to address the material weaknesses in current and previous year, so we concluded that the material weaknesses were not remediated effectively.

March 9, 2021

Chief Executive Officer    Park Hyun Chul

ICFR Officer   Kim Heung Gon